Exhibit 99.8

Encana Corporation

4400, 500 Centre Street SE

Calgary, Alberta T2P 2S5

Canada

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

We hereby consent to the use and reference to our name and reports evaluating a portion of Encana Corporation’s petroleum and natural gas reserves as of December 31, 2015 (the “Reports”), and the information derived from our Reports, as described or incorporated by reference in: (i) Encana Corporation’s Annual Report on Form 40-F for the year ended December 31, 2015, (ii) Encana Corporation’s Registration Statement on Form F-3 (File No. 333-187492), (iii) Encana Corporation’s Registration Statements on Form S-8 (File Nos. 333-124218, 333-85598, 333-140856 and 333-188758), and (iv) Encana Corporation’s Registration Statement on Form F-10 (File No. 333-196927), filed with the United States Securities and Exchange Commission.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

“Originally Signed by”

Keith M. Braaten, P. Eng.
President & CEO

Calgary, Alberta
February 29, 2016

4100, 400 – 3rd Ave SW Calgary, AB, Canada T2P 4H2 | tel 403-266-9500 | gljpc.com